SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.   20549





                                  FORM 11-K

                                ANNUAL REPORT





                      Pursuant to Section 15(d) of the
                       Securities Exchange Act of 1934

                For the fiscal year ended September 30, 1996





                     ROCKWELL INTERNATIONAL CORPORATION
                          SAVINGS PLAN FOR CERTAIN
                        REPRESENTED HOURLY EMPLOYEES







                     ROCKWELL INTERNATIONAL CORPORATION
                          2201 Seal Beach Boulevard
                        Seal Beach, California  90740

                         ROCKWELL INTERNATIONAL CORPORATION
                              SAVINGS PLAN FOR CERTAIN
                            REPRESENTED HOURLY EMPLOYEES

                                         INDEX





											PAGE NUMBER

FINANCIAL STATEMENTS:

   INDEPENDENT AUDITORS' REPORT 	                               1

   STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS,
      SEPTEMBER 30, 1996 AND 1995 	                         2 - 3

   STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
      FOR BENEFITS, FOR THE YEARS ENDED
      SEPTEMBER 30, 1996 AND 1995 	                         4 - 5

   NOTES TO FINANCIAL STATEMENTS  	                        6 - 11

   SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES,
      SEPTEMBER 30, 1996	                                	12 - 14

   SCHEDULE OF REPORTABLE TRANSACTIONS, FOR THE
      YEAR ENDED SEPTEMBER 30, 1996                      	15 - 16


SIGNATURES			                                             		  S-1

EXHIBIT:

   INDEPENDENT AUDITORS' CONSENTS	                            S-2

INDEPENDENT AUDITORS' REPORT


To the Rockwell International Corporation Savings Plan for Certain Represented Hourly Employees and to Participants therein:


We have audited, by fund and in total, the accompanying statements of net assets available for benefits of the Rockwell International Corporation Savings Plan for Certain Represented Hourly Employees (the "Plan") as of September 30, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, by fund and in total, in all material respects, the net assets available for benefits of the Plan as of September 30, 1996 and 1995, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets held for investment purposes as of September 30, 1996, and (2) reportable transactions for the year ended September 30, 1996 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche


March 21, 1997

ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN
FOR CERTAIN REPRESENTED HOURLY EMPLOYEES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
SEPTEMBER 30, 1996
($ IN THOUSANDS)
                                            Guaranteed   Money     Rockwell
                                            Investment   Market     Common      Class A     Equity    Loan
ASSETS                             Total        Fund      Fund    Stock Fund   Stock Fund    Fund     Fund
CASH                              $ 2,583      $2,583
INVESTMENTS:
  Rockwell International
    Corporation common stock       13,174                           $12,794     $   380
  Value of interest in
    registered investment
    companies                       6,904                                                  $ 6,904
  Money market funds                4,397               $ 4,397
  Interest in guaranteed
    investment contract trusts      6,362       6,362
  Interest-bearing cash             3,079       2,607                   472
  Loans to participants             2,427                                                            $ 2,427

      Total investments            36,343       8,969     4,397      13,266         380      6,904     2,427

RECEIVABLE - Income                     1                                 1

TOTAL ASSETS                       38,927      11,552     4,397      13,267         380      6,904     2,427


LIABILITIES:
  Purchases pending settlement      2,612       2,607                     5
  Other                               763                                                                763

TOTAL LIABILITIES                   3,375       2,607                     5                              763
NET ASSETS AVAILABLE
   FOR BENEFITS                   $35,552     $ 8,945   $ 4,397     $13,262     $   380    $ 6,904   $ 1,664


See notes to financial statements.


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

ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN
FOR CERTAIN REPRESENTED HOURLY EMPLOYEES


STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
SEPTEMBER 30, 1995
($ IN THOUSANDS)
                                                 Guaranteed   Money    Rockwell    Rockwell
                                                 Investment   Market    Common     Class A    Equity   Loan
ASSETS                                 Total        Fund      Fund    Stock Fund  Stock Fund   Fund    Fund
INVESTMENTS:
  Rockwell International
    Corporation common stock          $11,200                          $10,875     $   325
  Value of interest in
    registered investment
    companies                           5,600                                               $ 5,600
  Money market funds                    4,505      $    65   $ 4,323       117
  Interest in guaranteed
    investment contract trusts          8,599        8,599
  Loans to participants                 1,548                                                        $ 1,548

      Total investments                31,452        8,664     4,323    10,992         325    5,600    1,548

TOTAL ASSETS                           31,452        8,664     4,323    10,992         325    5,600    1,548


LIABILITY - Other                         258                                3                           255

NET ASSETS AVAILABLE FOR
  BENEFITS                            $31,194      $ 8,664   $ 4,323   $10,989     $   325  $ 5,600  $ 1,293




See notes to financial statements.




ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN
FOR CERTAIN REPRESENTED HOURLY EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED SEPTEMBER 30, 1996
($ IN THOUSANDS)
                                               Guaranteed  Money    Rockwell    Rockwell
                                               Investment  Market    Common     Class A     Equity    Loan
                                      Total       Fund      Fund   Stock Fund  Stock Fund    Fund     Fund
NET ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING OF
  YEAR                               $31,194     $ 8,664   $ 4,323    $10,989    $   325   $ 5,600  $ 1,293

INCOME:
Earnings from Investments:
  Dividends                              272                              264          8
  Net investment income from
    registered investment companies    1,137                                                 1,137
  Interest                               399           3       221         12                           163
  Net investment income from
    guaranteed investment
    contract trusts                      503         503
  Net appreciation in fair
    value of investments               2,120                            2,059         61
     Total earnings
       from investments                4,431         506       221      2,335         69     1,137      163
Participant Contributions              3,799       1,055       673      1,333                  738
     Total income                      8,230       1,561       894      3,668         69     1,875      163

EXPENSES:
     Payments to participants
        or beneficiaries               3,872       1,106       620      1,312          7       561      266

Net income (loss)                      4,358         455       274      2,356         62     1,314     (103)
Net transfers between the funds                     (174)     (200)       (83)        (7)      (10)     474

NET INCREASE                           4,358         281        74      2,273         55     1,304      371

NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR              $35,552     $ 8,945   $ 4,397    $13,262    $   380   $ 6,904  $ 1,664

See notes to financial statements.
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

ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN
FOR CERTAIN REPRESENTED HOURLY EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED SEPTEMBER 30, 1995
($ IN THOUSANDS)
                                                Guaranteed   Money    Rockwell   Rockwell
                                                 Investment  Market    Common     Class A    Equity   Loan
                                       Total        Fund      Fund   Stock Fund  Stock Fund   Fund    Fund
NET ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING OF YEAR         $26,385     $ 8,379   $ 4,200    $ 8,182    $   252   $ 4,241  $ 1,131

INCOME:
Earnings from Investments:
  Dividends                               256                              248          8
  Net investment income from
    registered investment companies     1,221                                                 1,221
  Interest                                378           3       234         12                    2      127
  Net investment income from
    guaranteed investment
    contract trusts                       416         416
  Net appreciation in fair
    value of investments                3,008                            2,919         89
     Total earnings
       from investments                 5,279         419       234      3,179         97     1,223      127
Participant Contributions               3,540       1,144       654      1,086                  656
     Total income                       8,819       1,563       888      4,265         97     1,879      127

EXPENSES:
     Payments to participants
        or beneficiaries                4,009       1,208       795      1,445         17       504       40
     Administrative expenses                1           1
        Total expenses                  4,010       1,209       795      1,445         17       504       40
Net income                              4,809         354        93      2,820         80     1,375       87
Net transfers between the funds           -           (69)       30        (13)        (7)      (16)      75

NET INCREASE                            4,809         285       123      2,807         73     1,359      162

NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR               $31,194     $ 8,664   $ 4,323    $10,989    $   325   $ 5,600  $ 1,293

See notes to financial statements.
-5-

ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN
FOR CERTAIN REPRESENTED HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED SEPTEMBER 30, 1996 AND 1995

1. DESCRIPTION OF THE PLAN

The following description of the Rockwell International Corporation Savings Plan for Certain Represented Hourly Employees (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

a. General - The Plan is a defined contribution savings plan established by Rockwell International Corporation (the "Company"). The Company's Employee Benefit Plan Committee, the Plan's Administrative Committee and the Plan Administrator control and manage the operation and administration of the Plan. Mellon Bank, N.A. serves as the trustee for the Plan. The assets of the Plan are managed by both the trustee and other investment managers.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

The Plan currently provides several investment funds in which contributions to the Plan may be invested. These are the Equity Fund, which may invest in real or personal property, including corporate obligations and common and preferred stock; the Guaranteed Investment Fund, which invests in contracts with insurance companies providing a guarantee of principal (backed by the general assets of the insurance company) and a specified rate of interest; the Money Market Fund, which invests in federal, state or local government debt instruments; the Loan Fund, which represents the outstanding balance of participants' loans from their accounts; and the Rockwell Common Stock Fund, which invests in Common Stock of the Company. The Plan also maintains the Rockwell Class A Stock Fund, which consists of the Company's Class A Common Stock, which was distributed by the Company in 1987 in connection with a stock dividend. Cash dividends on Common Stock and Class A Common Stock and cash contributed for investment in the Company's Common Stock are held in the Rockwell Common Stock Fund. All cash contributions to the Rockwell Common Stock Fund are invested in the Company's Common Stock. The Class A Common Stock was converted to Common Stock effective February 23, 1997.



b. Participation - The Plan is extended to employees on hourly payrolls of the Company who are covered under collective bargaining agreements with the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America and its Locals Nos. 887, 952, 1519 and 1558 (the "Union") and have been employed by the Company for six months. The Plan provides that employees electing to participate may currently contribute to the Plan through payroll deferrals at a specified percentage (ranging from 1% to 8%) of base compensation as defined in the Plan. Such contributions are excluded from the participants' taxable income until such amounts are received by them as a distribution from the Plan.

The Plan also provides that certain limitations may be imposed on compensation deferral contributions in order to comply with statutory limitations. An employee may change the contribution percentage or suspend contributions at any time upon 15 days' notice, and may resume making contributions at any time upon 15 days' notice.



c. Investment Elections - A participant may elect, and during the months of February and August may change such investment election, to have the compensation deferral contributions made (i) entirely to the Equity Fund; (ii) entirely to the Guaranteed Investment Fund; (iii) entirely to the Money Market Fund; (iv) entirely to the Rockwell Common Stock Fund or (v) one-half to the Money Market Fund and one-half to the Rockwell Common Stock Fund.

Participants' contributions under the Guaranteed Investment Fund are paid to insurance companies under contracts pursuant to which the contributions are invested by the insurance companies with various guaranteed annual returns for specified periods of time or until such time as the contracts may be terminated. Such contracts guarantee the following returns:

                  Period of              Annual                  Contract
                Contributions            Return              Expiration Date

              October 1, 1992 -
              September 30, 1993          4.39%            September 30, 1995

              October 1, 1993 -
              September 30, 1994          4.39%            September 30, 1996

              October 1, 1994 -
              September 30, 1995          6.90%            September 30, 1997

              October 1, 1995 -
              September 30, 1996          6.33%            September 30, 1998

              October 1, 1996
              September 30, 1997          6.78%            September 30, 1999



d. Unit Values - Participants in the various investment funds do not own specific securities or other assets in such Funds, but they have an interest therein represented by units valued each month on the "Valuation Date," which is generally the last stock-trading day of the month. Between valuation dates, contributions to and withdrawal payments from each Fund are converted to units by dividing the amount of such transactions by the unit value as last determined, and the participants' accounts are charged or credited, as the case may be, with the number of units properly attributable to each participant. Voting rights are extended to participants in proportion to their ownership interest in the Rockwell Common Stock Fund and the Rockwell Class A Stock Fund.

e. Vesting - Participants are fully vested in their accounts at all times. Amounts contributed through compensation deferral contributions may be distributed to participants only (i) upon termination of employment; (ii) upon attaining the age of 59-1/2 or (iii) upon demonstration by the participant to the Administrative Committee that there is hardship as defined in the Plan.

f. Benefit Claims Payable - Retiring participants may irrevocably elect at any time during the 30-day period ending on the day immediately prior to the effective date of their retirement to remain in the Plan without any further contributions until January 1 of the calendar year following the effective date of their retirement, at which time they shall be entitled to receive their account balance valued as of the Valuation Date immediately prior to such January 1. Terminated participants will receive their vested benefits no later than 60 days after the end of the Plan year in which such termination occurs. Participants separating from service who have not attained the age of 65 and who have an account balance greater than $3,500 must provide written consent to the Plan Administrator in order to receive their distribution before reaching age 65. At September 30, 1996 and 1995, the amounts of such benefit claims payable to retired and terminated participants were approximately $184,000 and $460,000, respectively.



g. Loans to Participants - A participant may apply for and obtain a loan in an amount as defined in the Plan (not less than $1,000 and not greater than $50,000 or 50% of the participant's account balance) from the balance of the participant's account. Interest is charged at a rate equal to Wells Fargo's prime rate plus 1%.
The loans can be repaid through payroll deductions over periods ranging from 12 to 60 months or up to 120 months for the purchase of a primary residence or they can be repaid in full at any time. Payments of principal and interest will be credited to the participant's account. Participants may have only one outstanding loan at a time. Amounts due on loans to participants who have terminated during the year are reflected as benefit payments in the loan fund.



h. Plan Termination - The Company has the right to terminate or modify the Plan from time to time. Benefits under the Plan shall be provided solely from the Plan assets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES



a. Valuation of Investment Securities - Investments in the Company's common stock are stated at fair value based upon closing sales prices reported on recognized securities exchanges on the last business day of the fiscal year. Investments in Class A Common
Stock of the Company are stated at fair market value based upon the closing sales price of the Company's Common Stock into which it is convertible.

b. Valuation of Interest in Registered Investment Companies - The Plan's interest in registered investment companies represents investments in Vanguard mutual funds. The Vanguard mutual funds are stated at redemption value, which approximates fair value.

c. Valuation of Guaranteed Investment Contract Trusts - At September 30, 1996 the guaranteed investment contract trusts are valued at fair value. At September 30, 1995, the investment contract trusts were valued at contract value. Contract value represents contributions made by participants, plus interest at the contract rates, less withdrawals or transfers by participants. The fair value of the guaranteed annuity contract trusts is approximately $6.4 million at September 30, 1996 and $8.8 million at September 30, 1995.

In September 1994, the American Institute of Certified Public Accountants issued Statement of Position 94-4 "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Plans" ("SOP"). The SOP requires a defined contribution plan to report investment contracts with fully benefit responsive features at contract value and other investment contracts at fair value. According to the provisions of SOP 94-4, the guaranteed investment contract trusts have been determined to be non-fully benefit-responsive. As such, the contracts are presented at fair value on the statement of net assets available for benefits at September 30, 1996. The crediting interest rates at September 30, 1996 for the contracts ranged from 6.33% to 6.90%. The effect of adopting SOP 94-4 was immaterial.

d. Valuation of Money Market Funds - Investments in money market funds are stated at cost which approximates fair value.

e. Expenses - All costs and expenses of the Plan and its administration, except investment management fees and expenses incurred in the acquisition or disposition of investments, are paid by the Company.

f. Use of Estimates - Estimates and assumptions made by the Plan's management affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases to the Plan during the reporting period. Actual results could differ from those estimates.

3. INVESTMENTS EXCEEDING 5% OF NET ASSETS

The Plan's investments which exceeded 5% of net assets available for benefits as of September 30, 1996 and 1995 are as follows ($ in thousands):

	      Description of Investment                      1996        1995

	     John Hancock G.I.C. 4-94, 6.90%                $3,248      $3,464
	     Metropolitan Life Insurance Company
	        G.I.C. 13285, 4.39%                                      2,327
	     Prudential Asset Management Group
	        G.I.C. 7693, 4.39%                                       2,808
	     John Hancock G.I.C. 7953, 6.33%                 3,114
	     Interest-bearing cash                           3,079
	     Vanguard Money Market Reserves
	        Federal Portfolio Fund                       4,397       4,323
	     Rockwell International Corporation
	        Common Stock                                13,174      10,875
	     Vanguard Group Windsor II Mutual Fund           6,904       5,600



4.    TAX STATUS

The Plan obtained its latest determination letter in 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. Rockwell believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan continues to qualify under
Section 401(a) and the related trust continues to be tax-exempt as of September 30, 1996. Therefore, no provision for income taxes is included in the Plan's financial statements.

5.    UNIT VALUES

Participation units outstanding at September 30, 1996 and 1995 and participants' equity per unit at the end of each quarter within the fiscal years then ended are as follows:

                                 Units        Participants' Equity Per Unit
                              Outstanding,  September  June   March  December
      Fiscal Year 1996        September 30     30       30      31      31

      Equity Fund               210,010      $32.31  $31.26  $30.48   $28.53
      Guaranteed Investment
        Fund:
          6.90% Contract      2,835,530        1.14    1.12    1.10     1.08
          6.33% Contract      2,865,108        1.06    1.05    1.03     1.02
      Money Market Fund       3,319,589        1.30    1.29    1.27     1.25
      Rockwell Common
        Stock Fund              683,014       19.26   19.48   19.88    17.76
      Rockwell Class A
        Stock Fund               23,221       16.35   16.83   17.28    15.51

                                 Units        Participants' Equity Per Unit
                              Outstanding,  September  June   March  December
      Fiscal Year 1995        September 30     30       30      31      31

      Equity Fund               199,167      $26.99   $24.41 $22.57   $20.53
      Guaranteed Investment
        Fund:
        4.39% Contract        2,500,429        1.10     1.09   1.08     1.07
        6.90% Contract        3,268,431        1.06     1.05   1.03     1.02
      Money Market Fund       3,437,615        1.24     1.22   1.20     1.18
      Rockwell Common
        Stock Fund              697,998       15.77    15.19  12.90    11.85
      Rockwell Class A
        Stock Fund               23,424       13.86    13.43  11.44    10.49



6. SUBSEQUENT EVENT

On December 6, 1996, the Company divested its former Aerospace and Defense businesses (the "A&D Business") to the Boeing Company ("Boeing") by means of a merger in which the Company's predecessor corporation became a wholly-owned subsidiary of Boeing. As a result of this transaction, participants of the Plan received .042 shares of Boeing stock for each share of Rockwell stock which they held as of the transaction date. In addition, the Plan was transferred to Boeing effective December 6, 1996. Participants are eligible to participate in the Boeing Hourly Savings Plan as provided by the terms of the Boeing Hourly Savings Plan document.





























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
ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN
FOR CERTAIN REPRESENTED HOURLY EMPLOYEES

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SEPTEMBER 30, 1996
($ IN THOUSANDS)
       COLUMN B                                         COLUMN C                      COLUMN D     COLUMN E
<A>
                                          Description of investment, including
    Identity of issue,                        collateral, rate of interest,
    borrower, lessor                             maturity date, par or                              Current
    or similar party                                 maturity value                      Cost        Value

GUARANTEED INVESTMENT FUND

Interest in Guaranteed
 Investment Contract Trusts

John Hancock                  Guaranteed Investment Contract Trust, No. 7527, 6.90%     $ 3,248     $ 3,248
John Hancock                  Guaranteed Investment Contract Trust, No. 7953, 6.33%       3,114       3,114

                                                                                          6,362       6,362

* Mellon Bank N.A.            Non-interest bearing cash                                   2,583       2,583
* Mellon Bank N.A.            EB Temporary Investment Fund                                2,607       2,607

                                 Total investments - guaranteed investment fund         $11,552     $11,552
MONEY MARKET FUND

Money Market Funds

Vanguard Fiduciary
  Trust Company               Vanguard Money Market Reserves
                                Federal Portfolio Fund                                  $ 4,397     $ 4,397

                                 Total investment - money market fund                   $ 4,397     $ 4,397


(Continued)
-12-
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

ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN
FOR CERTAIN REPRESENTED HOURLY EMPLOYEES

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SEPTEMBER 30, 1996
($ IN THOUSANDS)
        COLUMN B                                         COLUMN C                      COLUMN D     COLUMN E
<A>
                                          Description of investment, including
    Identity of issue,                        collateral, rate of interest,
    borrower, lessor                             maturity date, par or                              Current
    or similar party                                 maturity value                      Cost        Value

ROCKWELL COMMON STOCK FUND

Corporate Stock - Common

* Rockwell International Corporation      226,938 shares                               $ 5,893     $12,794


Money Market Funds

* Mellon Bank N.A.                        EB Temporary Investment Fund                     472         472

                                            Total investments -
                                              Rockwell Common Stock Fund               $ 6,365     $13,266

ROCKWELL CLASS A STOCK FUND

* Rockwell International Corporation
     DEL Class A                          6,703 shares                                 $   183     $   378

* Rockwell International DEL COM          32 shares                                          1           2

                                            Total investments -
                                              Rockwell Class A Stock Fund              $   184     $   380



(Continued)
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

ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN
FOR CERTAIN REPRESENTED HOURLY EMPLOYEES

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SEPTEMBER 30, 1996
($ IN THOUSANDS)
        COLUMN B                                         COLUMN C                      COLUMN D     COLUMN E
<A>
                                          Description of investment, including
    Identity of issue,                        collateral, rate of interest,
    borrower, lessor                             maturity date, par or                              Current
    or similar party                                 maturity value                      Cost        Value

EQUITY FUND

Shares of Registered
  Investment Company

Vanguard Fiduciary Trust Company          Vanguard Group Windsor II Mutual Fund         $ 5,600     $ 6,904


                                            Total investments - Equity Fund             $ 5,600     $ 6,904



LOAN FUND

* Loans to participants                   Various loans                                 $ 2,427     $ 2,427


                                            Total investments - Loan Fund               $ 2,427     $ 2,427

TOTAL INVESTMENTS - ALL FUNDS                                                           $27,942     $36,343



* Party-in-interest



-14-

ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN
FOR CERTAIN REPRESENTED HOURLY EMPLOYEES

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED SEPTEMBER 30, 1996


SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS
OF FIVE PERCENT OF THE CURRENT VALUE OF PLAN ASSETS
($ IN THOUSANDS)

        COLUMN A                COLUMN B            COLUMN C    COLUMN D    COLUMN G   COLUMN H    COLUMN I
<A>
                                                                                       Current
    Identity of                                     Purchase     Selling    Cost of    Value of   Net Gain
    Party Involved         Description of Asset      Price        Price      Asset       Asset    or (Loss)

Mellon Bank, N.A.      EB Temporary
                         Investment Fund             $2,607                  $2,607      $2,607       -

Prudential Asset       Guaranteed Investment
  Group Management       Contract No. #7693, 4.39%               $2,583       2,573       2,583      10

Metropolitan Life      Guaranteed Investment
  Insurance Company       Contract No. #13285, 4.39%              2,327       2,327       2,327       -

John Hancock           Guaranteed Investment
                         Contract No. #7953, 6.33%    2,327                   2,327       2,327       -











-15-

ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN
FOR CERTAIN REPRESENTED HOURLY EMPLOYEES

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED SEPTEMBER 30, 1996

SERIES TRANSACTIONS, WHEN AGGREGATED, INVOLVING AN AMOUNT
IN EXCESS OF FIVE PERCENT OF THE CURRENT VALUE OF PLAN ASSETS
($ IN THOUSANDS)
        COLUMN A                COLUMN B            COLUMN C    COLUMN D    COLUMN G   COLUMN H    COLUMN I
<A>
                                                                                        Current
    Identity of                                       Purchase     Selling    Cost of    Value of   Net Gain
   Party Involved         Description of Asset         Price       Price      Asset       Asset    or (Loss)

John Hancock           Guaranteed Investment
                         Contract #7953                $3,345                 $3,345     $3,345      $  -

John Hancock           Guaranteed Investment
                         Contract #7953                           $  393         393        393         -

Mellon Bank N.A.       EB Temporary Investment Fund     6,437                  6,437      6,437

Mellon Bank N.A.       EB Temporary Investment Fund                3,540       3,540      3,540         -

Prudential Asset       Prudential
  Management Group       Contract #7693, 4.93%                       340         340        340         -

Prudential Asset       Prudential
  Management Group       Contract #7693, 4.93                      2,583       2,573      2,583        10

Metropolitan Life      Guaranteed Investment
  Insurance Company      Contract #13285                           2,327       2,327      2,327         -







-16-

                                  SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned, hereunto duly authorized.



                               ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN
                                 FOR CERTAIN REPRESENTED HOURLY EMPLOYEES


                                                   By    Alfred J. Spigarelli
                                                         Alfred J. Spigarelli
                                                          Plan Administrator



Date:  March 28, 1997































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



INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement
No. 2-99494 (as amended through Post-Effective Amendment No. 4 thereto) of Rockwell International Corporation on Form S-8, and the Prospectus dated February 1, 1996 with respect to the securities covered thereby, of our report dated March 21, 1997, appearing in this Annual Report on Form 11-K of the Rockwell International Corporation Savings Plan for Certain Represented Hourly Employees for the year ended September 30, 1996.




Deloitte & Touche LLP
Pittsburgh, Pennsylvania
March 28, 1997


































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